January 13, 2010

VIA EDGAR AND FACSIMILE (202–772–9209)

Mr. Kevin R. Woody, Accounting Branch Chief
Mr. Mark Rakip, Staff Accountant
Ms. Erin Martin, Attorney-Advisor
Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549

Re:	Jones Lang LaSalle Incorporated
Form 10-K for fiscal year ended December 31, 2008
Filed February 27, 2009
Schedule 14A
Filed April 16, 2009
File No. 1-13145

Dear Mr. Woody, Mr. Rakip, Ms. Martin and Ms. Gowetski:

This letter sets forth our response to the Comment Letter, dated December 29, 2009 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced documents. The responses set forth below follow a copy of each of the Staff’s comments as numbered in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Estimates

Allowance for Uncollectible Accounts Receivable, page 31

1.  We note that bad debt expense has increased substantially from the prior year and is nearly 25% of net income as of December 31, 2008.  Please provide us with a more detailed explanation for the increase in bad debt expense.  Further, please revise your disclosure in future filings to provide more detailed discussion of the underlying causes of this trend and the implications and significance of this trend on your current and future financial results.

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Response:

Bad debt expense increased substantially from 2007 to 2008, representing 0.16% of revenues in 2007 and 0.77% of revenues in 2008.  Bad debt expense increases due to write-offs of specific accounts receivable determined to be uncollectible, as well as a deterioration in the aging and expectations of collection of accounts receivable more generally.  The contrast in bad debt expense between those two years is due primarily to the change in global economic environments over that period of time, from robust economies in 2007 to the global economic crisis that began in 2008 and continued through and beyond the end of that year.

Each of our three geographic regions of Investor and Occupier Services (Americas; Europe, Middle East and Africa; Asia Pacific) experienced an increase in bad debt expense from 2007 to 2008.  Also, we were unable at the end of 2008 to replicate the level of improvement in collections we achieved at the end of 2007, as companies tightened their cash management practices in the face of the global economic crisis, causing our accounts receivable agings to deteriorate.  Finally, more difficult market conditions endured during the course of 2008 and anticipated in 2009 contributed to an increase in reserves for anticipated uncollectible accounts receivable when compared with market conditions and related reserves during the course of 2007.

In future filings, beginning with our Form 10-K for fiscal year ended December 31, 2009, we will provide more detailed discussion of the underlying causes of trends in bad debt expense and the implications and significance of those trends on our current and future financial results.

Market Risks

Foreign Exchange, page 38

2.  In future filings, please provide a sensitivity analysis for each currency that may have an individually significant impact on future earnings or tell us why such disclosure is not warranted.  For example, for fiscal year ended December 31, 2008 your analysis would illustrate your exposure to the euro and British pound sterling, as these currencies underlie revenues exceeding 10% of total revenues during the fiscal year.  Refer to Item 305(a)(ii)(A) of Regulation S-K.

Response:

In future filings, beginning with our Form 10-K for fiscal year ended December 31, 2009, we will provide a sensitivity analysis in accordance with the guidelines in Item 305(a)(ii)(A) of Regulation S-K for each currency that has an individually significant impact on earnings.

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Liquidity and Capital Resources

Contractual Obligations, page 47

3.  Please tell us whether your tabular disclosure of contractual obligations includes the Minority shareholder redemption liability related to the required repurchase of the remaining interests held by former TCM shareholders scheduled for 2010 and 2012.

Response:

Our tabular disclosure of contractual obligations in our Form 10-K for fiscal year ended December 31, 2008 does not include the Minority shareholder redemption liability related to the required repurchase of the remaining interests held by former TCM shareholders scheduled for 2010 and 2012.  We viewed the nature of the future payments to be made to the former TCM shareholders as most akin to the other possible contingent earn-out payments associated with 17 of our acquisitions.  We excluded both of these groups of potential acquisition payments from the table because there are no minimum amounts contractually due under the terms of those payments; instead, we disclosed the maximum amount of potential earn-out payments due under 17 of our acquisitions, and highlighted that an estimate of the TCM obligations is reflected on our consolidated balance sheet as a Minority shareholder redemption liability.  Additionally, the Minority shareholder redemption liability represented approximately 2.5% of total contractual obligations and would, therefore, not be material to the presentation of contractual obligations. However, in future filings, beginning with our Form 10-K for fiscal year ended December 31, 2009, we will include the Minority shareholder redemption liability in our tabular disclosure of contractual obligations while discussing in a paragraph below the table how the nature of this obligation is different from the other Business acquisition obligations listed in the table.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 86

4.  In future filings, please provide a statement that your registered public accounting firm has issued an attestation report on your internal control over financial reporting.  Refer to Item 308(a)(4) of Regulation S-K.

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Response:

In future filings, beginning with our Form 10-K for fiscal year ended December 31, 2009, we will provide the following statements within Management’s Report on Internal Control Over Financial Reporting in Item 9A.:

KPMG LLP, the Independent Registered Public Accounting Firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, issued an attestation report on the Company’s internal control over financial reporting.  That Report of Independent Registered Public Accounting Firm is included in Item 8. Financial Statements and Supplementary Data, and is incorporated by reference herein.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

5.  We note that you have made certain modifications to the exact form of the required certifications including modification of the language “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  Please discontinue the use of these and other modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response:

In future filings, beginning with our Form 10-K for fiscal year ended December 31, 2009, we will discontinue the use of the modifications referenced in Exhibits 31.1 and 31.2, and instead we will provide certifications required under Exchange Act Rules 13a-14(a) in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Schedule 14A – Definitive Proxy Statement

Executive Compensation, page 29

Compensation Discussion and Analysis, page 29

Determination of 2008 Annual Bonus Incentives, page 47

6.  We note that “[a]fter deliberation, the Committee decided in its judgment to pay the amounts shown in the Summary Compensation Table” with respect to annual bonus incentives.  We note that for 2008, with the exception of your chief executive officer, all named executive officers received non-equity incentive plan compensation.  In future filings, please revise your CD&A to explicitly discuss how and why each named executive officer received the incentive compensation that he or she did.  For example, we note that each officer had individual strategic objectives established at the beginning of the year and that the compensation committee took into account each officer’s ability to meet those objectives.  Please describe in more detail how the committee measured achievement of the individual objectives and how individual performance was tied to the actual payout.  Provide this disclosure in your future filings and tell us how you plan to comply.

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Response:

We respectfully submit that our Proxy Statement accurately described our process for determining compensation and that it gave our shareholders the material information necessary for an understanding of our compensation policies and decisions regarding our named executive officers.

At the beginning of 2008, our Compensation Committee established a maximum total amount of the annual incentives that would be available for payment to the named executive officers for different levels of financial and non-financial performance.

With respect to the financial performance component, the Committee established maximum incentive amounts for different levels of each of (i) total corporate net income and (ii) individual business segment operating income. The Committee retained the discretion to reduce, but not increase, a named executive officer’s actual annual incentive from the maximum amounts it had previously established.  In 2008, our total net income and the operating income for two of our business segments resulted in our not paying any financial component amounts to Mr. Dyer, Ms. Martin, Mr. Barge or Mr. Hughes.  The levels of operating income for two business segments (led by Mr. Roberts and Mr. Jacobson) were sufficient for the payment of incentive compensation.  However, even in those two cases the Committee applied negative discretion and awarded actual amounts that were less than the maximum potential amounts. We discuss disclosure of the maximum incentive amounts in our response to your Question 7 below.

Each named executive officer was also eligible to receive a non-financial performance incentive of no more than 30% of the maximum incentive amount available from the above financial component. The Committee retained the discretion to approve non-financial payments based on (i) completion of pre-determined strategic goals and/or (ii) performance with respect to leadership for significant events that arose during the year or that altered the normal course of business.  In 2008, the Committee decided in its judgment to pay non-financial incentive compensation to our named executive officers based on (i) their achievement of individual strategic objectives, (ii) their leadership of the firm during the global financial crisis, (iii) a consideration of other amounts being paid under other long-term compensation programs and (iv) total compensation on a relative basis across all named executive officers.

Although we disclose the general types of strategic goals (such as execution of growth initiatives) within which we design individual goals for each named executive officer, we intentionally do not specifically list each of their individual goals.  This is because individual goals often relate to (i) confidential strategies concerning the establishment of new business lines or innovative products, (ii) confidential strategies for enhancing market share relative to our competition, (iii) management of a specific client or confidential client issues and (iv) confidential internal goals that, for example, may relate to specific colleagues within our firm (such as succession planning).

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Disclosing individual goals would not materially enhance our shareholders’ understanding of our compensation practices since they relate to particular internal aspects of our business. In some cases, they also relate to confidential strategic information that we would not want to disclose to our competition (and if we did, the disclosure would be harmful to our shareholders).  Moreover, even if we did disclose the individual goals, specific metrics may not exist to measure their achievement, which instead the Committee determines in its judgment according to its evaluation of facts presented as to the degree to which a specific objective was or was not achieved.

We understand, however, that the Commission staff believes we should provide shareholders with additional detail about how our Committee determines performance of individual objectives and how it relates performance to actual payments.  Accordingly, we will commit to expanding our disclosure in 2010 as follows:

•
To the extent it does not violate the privacy of particular employees or provide confidential information about strategic actions we plan to take with respect to specific innovations, clients or the like, we will provide additional information about the non-financial objectives we have established for each of our named executive officers; and

•
To the extent reasonably possible, we will disclose how the Committee measured or evaluated those objectives for purposes of determining the respective amounts of our named executive officers’ incentive compensation.

7.  It appears from your disclosure that each of your named executive officers had a specific financial target to be achieved for the year with respect to that officer’s business segment.  We note that you have disclosed the target net income for 2008, but you have not disclosed the specific financial targets assigned to each officer.  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

Response:

We respectfully submit that our specific internal business segment operating income targets constitute confidential and proprietary information that we should not be disclosing publicly.  First, given the way we use them within the overall design of our compensation program, they are not by themselves material to an understanding of how we compensate our named executive officers. Second, even if they were material, we believe their public disclosure would cause us competitive harm for the reasons we indicate below.

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We intend the compensation we pay to our named executive officers to qualify as performance-based compensation that is fully deductible for U.S. federal income tax purposes. Accordingly, the financial portion of the annual incentive compensation for each of our named executive officers relates to the maximum incentive amounts that our Compensation Committee approves at the beginning of each year in conjunction with the Board of Directors’ approval of the Company’s annual budget.  The maximum incentive amounts correspond to different levels of each of (i) total corporate net income and (ii) individual business segment operating income. Those levels are set so that there must be growth in income compared to the prior year in order for a named executive officer to earn the same incentive award in the subsequent year.

The maximum incentive amounts serve as one of the governors the Committee applies when it determines actual incentive payments after the end of the year.  Our Committee retains the discretion in its judgment to reduce, but not increase, a named executive officer’s actual annual incentive from the maximum amounts it had previously established.

After the end of the year, the Committee considers the actual operating income that each business segment achieved, but the Committee is not bound by that result when it decides how much incentive compensation to pay. As we note in our response to Item 6 above, the Committee will also consider in its discretion the achievement of individual strategic goals as well as significant unforeseen obstacles or favorable circumstances that negatively or positively influenced the ability to meet desired results. The overall assessment of each named executive officer serves as the basis for the Committee’s decision as to the amount of his or her incentive compensation.

The Committee considers the maximum business segment targets to be confidential internal information that it does not typically disclose to our named executive officers because it does not want to create the unjustified assumption that the maximum amounts established as governors will necessarily serve as the actual amounts it ultimately decides to pay. Our named executive officers understand that the Committee takes into account the various factors we indicate in our Proxy Statement, both financial and non-financial, and so it is not meaningful for them to know specifically what the maximum potential amounts were.

The Committee believes our compensation program encourages stretch performance by our named executive officers because they know their compensation is not solely determined by a strict mathematical formula that correlates a definite amount of compensation to a particular level of business segment operating income.  Also, we believe that if we disclosed the business segment operating income levels that would necessarily result in specific maximum amounts of compensation, this would make our named executive officers more susceptible to competing offers from our competitors.

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While we acknowledge the Commission’s request for greater disclosure of how each final payment relates to a specific performance target, that is not the type of compensation system our Committee has established for our business and so we do not believe we should have to disclose the specific performance targets that relate to a portion of the maximum incentive an executive might receive.  Were we to be required to do so, we believe the result would put us at a competitive disadvantage and actually would therefore be detrimental to the very shareholders that the Commission’s rules are designed to protect.

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at 312-228-2073, or Mark Engel, our Controller, at 312-228-2343 regarding comments on Form 10-K, or Mark Ohringer, our General Counsel and Corporate Secretary, at 312-228-2423 regarding comments on Schedule 14A.

Sincerely Yours,

/s/ Lauralee E. Martin
Lauralee E. Martin
Chief Operating and
Financial Officer

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